UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

LSB Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

502160104

(CUSIP Number)

Anthony D. Minella

c/o LSB Funding LLC Legal Department

600 Steamboat Road

Greenwich, CT 06830

1-800-224-6469

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 502160104

1	Name of Reporting Person LSB Funding LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,672,500 shares of Common Stock
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,672,500 shares of Common Stock
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,672,500 shares of Common Stock (1)
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.1% of Common Stock (1)
14	Type of Reporting Person OO

(1)

Calculated based on 81,996,835 shares of Common Stock outstanding as of October 31, 2022, as reported in LSB Industries, Inc.’s Prospectus Supplement filed on November 7, 2022 and the repurchase by the Issuer of 3,500,000 shares of its Common Stock from the Underwriters (as defined below) in connection with the Public Equity Offering (as defined below).

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.10 per share (the “Common Stock”) of LSB Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma 73116.

This Statement represents Amendment No. 7 to the Schedule 13D (the “Original Schedule 13D”), originally filed with the Securities and Exchange Commission (the “SEC”) by LSB Funding LLC, a Delaware limited liability company (the “Reporting Person”) on December 14, 2015, and amended by Amendment No. 1 to the Schedule 13D (the “Amendment No. 1”), originally filed with the SEC by the Reporting Person on May 20, 2016, amended by Amendment No. 2 to the Schedule 13D (the “Amendment No. 2”), originally filed with the SEC by the Reporting Person on July 20, 2021, amended by Amendment No. 3 to the Schedule 13D (the “Amendment No. 3”), originally filed with the SEC by the Reporting Person on September 27, 2021, amended by Amendment No. 4 to the Schedule 13D (the “Amendment No. 4”), originally filed with the SEC by the Reporting Person on October 12, 2021, amended by Amendment No. 5 to the Schedule 13D (the “Amendment No. 5”), originally filed with the SEC by the Reporting Person on August 10, 2022, and amended by Amendment No. 6 to the Schedule 13D (the “Amendment No. 6”), originally filed with the SEC by the Reporting Person on August 15, 2022.

All capitalized terms not otherwise defined herein have the meanings set forth in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 or Amendment No. 6 as applicable.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

Underwriting Agreement

On November 7, 2022, the Reporting Person entered into an underwriting agreement (the “Underwriting Agreement”) with the Issuer and UBS Securities LLC and Goldman Sachs & Co. LLC, as the representatives of the several underwriters (the “Underwriters”), pursuant to which the Underwriters agreed to purchase 14,350,000 shares of Common Stock from the Reporting Person (the “Public Equity Offering”) with an option to purchase up to 1,627,500 additional shares of Common Stock from the Reporting Person (the “Option”), each at a price of $12.99375 per share. The Underwriters gave notice on November 8, 2022 to the Reporting Person of their intention to exercise the Option in full. The Public Equity Offering and the Option closed on November 10, 2022.

Simultaneously upon the closing of the Public Equity Offering, the Issuer repurchased 3,500,000 shares of its Common Stock from the Underwriters at a price per share equal to the price per share paid by the Underwriters to the Reporting Person in the Public Equity Offering and the Option.

Lock-up Agreement

In connection with the Underwriting Agreement, the Reporting Person entered into a 90-day lock-up agreement (the “Lock-up Agreement”) with the Underwriters.

The descriptions of the Underwriting Agreement and Lock-up Agreement are summaries only and are qualified in their entirety by reference to the texts of the Underwriting Agreement and Lock-up Agreement, which are referenced as Exhibit 1 and Exhibit 2 to this Statement. The Underwriting Agreement is incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 10, 2022.

Item 5.	Interest in Securities of the Issuer

Sections (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

(a), (b) Based upon the Issuer’s Prospectus Supplement filed on November 7, 2022, there were 81,996,835 shares of Common Stock outstanding as of October 31, 2022. On November 10, 2022, the Reporting Person sold 14,350,000 shares of Common Stock in the Public Equity Offering and the Issuer repurchased 3,500,000 shares of its Common Stock. On November 10, 2022, the Reporting Person also sold 1,627,500 additional shares of Common Stock to the Underwriters pursuant to the exercise of the Option. Accordingly, the Reporting Person beneficially owns 1,672,500 shares of Common Stock, representing approximately 2.1% of the outstanding Common Stock. The Reporting Person has sole voting and dispositive power over such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The descriptions of the contracts with respect to the Public Equity Offering and the Option set forth in Item 4 are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	The Underwriting Agreement, dated as of November 7, 2022, by and among the Issuer, the Reporting Person and the Underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 10, 2022).

Exhibit 2	The Lock-up Agreement, dated as of November 7, 2022, by and among the Issuer, the Reporting Person and the Underwriters.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 10, 2022

LSB FUNDING LLC

By:	/s/ Todd Boehly
Name:	Todd Boehly
Title:	Manager

EXHIBIT INDEX

Exhibit 1	The Underwriting Agreement, dated as of November 7, 2022, by and among the Issuer, the Reporting Person and the Underwriters (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 10, 2022).

Exhibit 2	The Lock-up Agreement, dated as of November 7, 2022, by and among the Issuer, the Reporting Person and the Underwriters.